UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
Explanatory Note:  Certain documents referenced in the exhibits filed with this Form 6-K are not included in this filing because such documents are deemed confidential and were not made public in Chile, the home country of LAN Airlines S.A.

Explanatory Note:  Certain documents referenced in the exhibits filed with this Form 6-K are not included in this filing because such documents are deemed confidential and were not made public in Chile, the jurisdiction of Lan Airlines S.A.’s domicile.

Exhibit List

Number	Description
99.1 99.2	Lan Airlines S.A. press release of September 30, 2011 Letter No. 422 dated September 26, 2011 from the Junta de Aeronáutica Civil (JAC) to Lan Airlines S.A.
99.3	Letter from Lan Airlines S.A. to the JAC dated September 29,2011, received by the JAC on September 28
99.4

Document submitted by Lan Airlines S.A. to the Tribunal de Defensa de la Libre Competencia (TDLC) dated September 27, 2011, requesting the correction of calculation errors in its ruling dated September 21 in the context of LAN’s self regulatory fare plan

99.5	Letter No. 438 dated September 30, 2011 from the JAC to the President of the TDLC and distributed to LAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel